Exhibit 3.1

Section 4.02. Qualifications and Selection of Directors.

(d) Election of Directors.

(1) In elections for directors, voting need not be by ballot, unless required by vote of the shareholders before the voting for the election of directors begins. Directors shall be elected by a majority of the votes cast at a meeting at which a quorum is present. For purposes of this bylaw, a majority of the votes cast shall mean that the number of votes “for” a director’s election exceeds the number of votes “against” that director’s election. Votes cast shall exclude abstentions with respect to that director’s election. Notwithstanding the foregoing, in the event of an election of directors in which the number of nominees for election as directors at the meeting exceeds the number of directors to be elected, then directors shall be elected by the vote of a plurality of the votes cast at the meeting at which a quorum is present. If at any meeting of shareholders, directors of more than one class are to be elected, each class of directors shall be elected in a separate election.

(2) In order for any person to be nominated as a director of the corporation, such person must have submitted to the board of directors prior to the shareholder meeting for which the person is nominated an irrevocable conditional resignation from the board of directors, to take effect upon the occurrence of all of the following conditions: (i) such person stood for election to the board of directors at a shareholder meeting where the number of nominees did not exceed the number of directors to be elected; (ii) at such shareholder meeting the votes by the shareholders entitled to vote in the election cast against such person’s reelection (excluding abstentions) exceeded the votes cast for such person’s reelection; and (iii) such resignation having been accepted by the board of directors. Not later than ninety (90) days after the certification of an election by shareholders satisfying clauses (i) and (ii) the board of directors will decide, after receipt of a recommendation of the Nominating and Corporate Governance Committee, whether to accept such conditional resignation. The director whose conditional resignation is being considered shall not participate in the recommendation of the Nominating and Corporate Governance Committee or the decision of the board of directors with respect to his or her conditional resignation. If there are not sufficient unaffected members of the Nominating and Corporate Governance Committee to form a quorum, the unaffected independent directors shall name a committee made up solely of unaffected independent directors to make recommendations to the board of directors as to the acceptance of tendered resignation(s). If the number of unaffected independent directors is three (3) or fewer, all directors may participate, with or without the naming of such committee as the directors may deem appropriate, in the decision as to whether to accept the tendered resignations. If the incumbent director’s resignation is not accepted by the board of directors, such director shall continue to serve until the next annual meeting and until his or her successor is duly elected, or his or her earlier resignation or removal.